Exhibit 99.4

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

The  following  Management  and  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operations  should  be  read  in  conjunction  with  the  Company’s  audited consolidated  financial  statements  and  related  notes,  for  the  year  ended  December  31,  2007.     All  dollar  amounts  are  expressed  in  Canadian  funds  unless  otherwise stated.  The  annual  consolidated  financial  statements  are  prepared  in  accordance  with  U.S.  Generally Accepted Accounting Principles.   The effective date of this report is April 29,  2007.

Overview:

History and nature of Business:

Poly-Pacific  International  Inc.  (“Poly-Pacific”  or  the  “Company”)  is  an  innovator  in  eco-  friendly  solutions  to  Industrial  Waste  by-products.     The  Company  is  actively and   successfully  pursuing  the  reclamation  of  industrial  polymers  throughout  the  world.  The  significance and importance of recycling and reclaiming industrial waste has become an  important global issue. Poly-Pacific is focused on benefiting our planet by exploring and   pursuing  new  environmentally  sound  methods  and  technologies  in recycling,  while  creating significant value for our shareholders as the leading company in the reclamation  sector.

In  the  past,  the  Company’s  wholly  owned  subsidiary,  Poly-Pacific  Technologies  Ltd  (“PPT”).  was  a  key  player  in  the  Green  Industry  and  a  leading  manufacturer  of plastic  media  blast  and  plastic  lumber.   PPT  produced  plastic  media  blast  from  scrap  plastic  designed for the rapid removal of paints and coatings from sensitive surfaces that could  be  used  on  aircrafts,  automobiles,  composites,  and  electronic  components.    Plastic  media   blast   was   a   proven,   environmentally   friendly alternative   to harsh   chemical  stripping  agents  and  other  hard  abrasive  materials.      In  addition,  the  Company  had  another    owned    subsidiary,    Everwood  Agricultural    Products International    Inc.  (“Everwood”),  which  recycled  the  spent  media  and  disposed  plastic  containers  into  plastic lumber for the agricultural industry.

However, on November 1, 2007, due to the continuing losses as a result of decreasing  market  share  and  lack  of  demand  for  plastic  media,  the  Company  announced  the closure of its wholly owned subsidiary, Poly-Pacific Technologies Inc. and its operations  in  Ontario California.

In addition, during fiscal 2006, as a result of continued losses and Everwood’s inability to  obtain  an  adequate  supply  of  raw  materials  to  make  posts  and  attain  cost-efficient  production,  the  Company  decided  to  permanently  cease  Everwood’s  operations  in  St.  Thomas, Ontario.

As  a  result  of  these  discontinued  operations,  the  Company’s  principal  focus  is  fibre  reclamation of industrial landfill sites.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

The  consolidated  financial  statements  include  the  accounts  of  the  Company  and  its  wholly    owned    subsidiaries,    Everwood    Agricultural    Products    International Inc.  (“Everwood”) and Poly-Pacific Technologies Inc. (“PPT”).   On December 31, 2007, Poly-  Pacific Technologies Inc. was classified as a discontinued operation and Everwood Inc.  was  classified  as  a  discontinued  operation  as  of  December  31,  2006.         Polyran  Reclamation Inc. (“Polyran” was accounted for as variable interest entity in 2006.  During   the 2007 year, the Company completed an Expedited Acquisition under the policies of  the TSX Venture Exchange whereby it purchased all the issued and outstanding shares  of Polyran.  The result of the acquisition is that the Company became the sole owner of  all  the  assets  of  Polyran.       All  inter-company transactions  have  been  eliminated  on  consolidation.

Selected Annual Financial Information for the last three years ended December 31,  2007:

	2007	2006	2005
Revenues from continuing operations	-	-	-
Loss from continuing operations	(2,761,927)	(857,038)	(861,883)
Loss from discontinued operations	(213,546)	(1,113,441)	(299,779)
Net Loss for the year	(2,975,473)	(1,970,479)	(1,161,662)
Total assets	497,356	1,313,837	2,111,503
Bank loan, Long term debt and Debentures payable of the continuing operations	171,749	1,765,189	1,389,655
Non-controlling interest of variable interest entity	-	280,589	-
Total liabilities	171,749	2,045,778	1,389,655
Working Capital (Deficiency)	325,607	(731,941)	721,848

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

Summary of Unaudited Quarterly Results

The  following  table  presents  the  unaudited  selected  financial  data  for  each  of  the  last  eight quarters ended December 31, 2007:

		Year ended December 31, 2007
	Q4	Q3	Q2	Q1
Revenues from continuing operations ($)	-	-	-	-
Loss from continuing operations ($)	(715,291)	(609,277)	(668,014)	(769,345)
Income (loss) from discontinuing operations ($)	1,070,217	(541,443)	(436,014)	(306,306)
Basic and diluted loss per share from continuting operations ($)	(0.02)	(0.01)	(0.01)	(0.02)
Basic and diluted earnings (loss) per share ($)	0.01	(0.01)	(0.03)	(0.03)

		Year ended December 31, 2006
	Q4	Q3	Q2	Q1
Revenues from continuing operations ($)	-	-	-	-
Loss from continuing operations ($)	(445,267)	(144,986)	(180,948)	(85,837)
Income (loss) from discontinuing operations ($)	(390,890)	(644,428)	(88,730)	10,607
Basic and diluted loss per share from continuting operations ($)	(0.02)	(0.01)	(0.01)	-
Basic and diluted loss per share ($)	(0.04)	(0.04)	(0.01)	-

Results of Continuing Operations

Overall,  the  Company  recorded  a  consolidated  net  loss  of  $2,975,383  ($0.06  per  common share) for the year ended December 31, 2007 as compared with a consolidated  net  loss  of  $1,970,470  ($0.09  per  common  share)  for  the  year  ended  December  31,  2006.    The  difference  of  $1,004,904  is  attributed  to  an increase  of  $1,904,889  in   operating expenses of the continued operations and a decrease of $899,985 in losses  from discontinued operations.

Operating Expenses of the continued operations:

Overall,   operating   expenses   were   $2,761,927   for   the   year   December   31,   2007  compared to $857,038 for the year period ended December 31, 2006.   The changes in  operating  expenses  for  the  year  ending  December  31,  2007  are  attributed  to  the  following:

General   and   administrative   expenses   increased   by   $533,712   from   $516,952   to  $1,050,664 for the year ended December 31, 2006, as result of an increased corporate  activities during the year; in particular, the discontinuance of PPT and Everwood and the  change   in   corporate   focus   to   fibre   reclaimation,   the   company incurred   additional  consulting and contractor expenses during the year as compared to the same period in   2006.  In addition, there were increased travel costs relating to McAdoo Landfill Site and  for other potential sites.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

Occupancy  costs  increased  by  $68,648  from  $26,421  to  $94,769  as  the  Company  operated  satellite  offices  in  Nanaimo,  Chilliwack  and  Burnaby,  British  Columbia during  the 2007 as compared to one in Burnaby in 2006.

Professional fees increased by $117,743 from $229,701 to $347,444.  This was primarily  due  to  an  increase  in  legal  fees  relating  to  the  overall  increase  in  corporate activities  relating the acquisition of Polyran, stock options and warrant exercises, discontinuance  of Poly-Pacific Technologies and Everwood and in other corporate and legal matters.

Amortization of equipment decreased by $1,471 from $5,393 to $3,922.  There were  no  additions or disposals of any capital assets during the year.

Management fees, paid to a corporation controlled by a former director, was nil for 2007.  This was a decrease $48,300 for the year ended December 31, 2006.

Foreign exchange loss for year ended December 31, 2007 was $17,889 as compared to  $1,458  in  the  prior  year.  The  change  is  due  to  timing  differences  (difference  in the  amount recorded as compared to the amount paid and when the funds were transferred  from one company to another) in the foreign exchange rate between the Canadian dollar  and the US dollar.

Interest expense increased $27,436 to $30.675 for the year ended December 31, 2007.  This  increase  is  primarily  due  to  the  interest  from  the  $300,000  convertible debenture  raised and paid for during 2007.

The  company  also  incurred  $182,239  of  engineering  fees  in  2007  for  the  Kingston  McAdoo Project.

The  company  had  other  income  of  $148.894  which  was  the  result  of  costs  recovered  from the Joint Venture with Fando Holding (Canada) Ltd.

Income taxes:

The  Company  had  a  $nil  balance  for  current  taxes  due  to  losses  for  year  ended  December 31, 2007.  The Company recognized a deferred income taxes expense of $nil for the year ended December 31, 2007.

Fourth Quarter - Results of Continuing Operations

The loss for the fourth quarter ended December 31, 2007 was $715,291 compared to a  loss  of  $445,267  for  the  fourth  quarter  ended  December  31,  2006.    The  increase of  $270,028  is  mainly  attributable  to  stock  based  compensation  expense  recorded  in  the  fourth quarter for options issued and/or vested during the fourth quarter.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

Discontinued Operations:

On  November  1,  2007,  due  to  the  continuing  losses  as  a  result  of  decreasing  market  share and lack of demand for plastic media, the Company announced the closure of its  wholly  owned  subsidiary,  Poly-Pacific  Technologies  Inc.  and  its  operations  in  Ontario  California.

In addition, during fiscal 2006, as a result of continued losses and Everwood’s inability to  obtain  an  adequate  supply  of  raw  materials  to  make  posts  and  attain  cost-efficient  production,  the  Company  decided  to  permanently  cease  Everwood’s  operations  in  St.  Thomas, Ontario.

As  a  result  of  these  discontinued  operations,  the  Company’s  principal  focus  is  fibre  reclamation of industrial landfill sites.

Contingencies

Through  the  ordinary  course  of  business,  there  is  one  claim  against  the  Company  for  $12,182.   There are also claims totalling $326,561 against the Company’s subsidiaries,   whose   operations   are   now   discontinued.     As   at   the   date   of   these   consolidated  statements,  no  claim  against  the  Company  has  been  made  in connection  with  its  subsidiaries’ operations.   The likely outcome in either instance cannot be determined at  this  time  and  no  provision  has  been  made  in  the  consolidated statements  for  any  potential payment.

Measurement uncertainty

The   preparation   of   financial   statements   in   conformity   with   U.S.   GAAP   requires  management  to  make  estimates  and  assumptions  that  affect  the  reported amounts  of  assets and liabilities and disclosure of contingent assets and liabilities at the date of the  financial  statements  and  the  reported  amounts  of  revenues  and expenses  during  the  reporting period.  Actual results could differ from those estimates.

Through the ordinary course of business, a number of claims are pending in which the  Company  or  its  subsidiaries  may  be  the  plaintiff  or  defendant.   The  likely  outcome of  these claims cannot be determined at this time and no provision has been made in the  consolidated  financial  statements.     The  range  of  measurement  uncertainty  is  not determinable.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

Going Concern

The Company incurred a net loss for the year ended December 31, 2007 of $2,975,383  with  a  total  accumulated  deficit  of  $7,006,917.    There  is  substantial  doubt  about the  Company’s  ability  to  continue  as  a  going  concern.   The  Company’s  continuation  as  a  “going concern” is dependent upon its ability to achieve profitable operations, upon the  continued  financial  support  of  its  shareholders  and  upon  its  ability  to  obtain  additional  financing  or  equity.    Management  is  implementing  a  plan  to  obtain additional  equity  financing in amounts sufficient to sustain operations.  The outcome of this matter cannot  be determined at this time.

As described in the Subsequent Events section below,  the Company was able to secure  additional financing through a private placements on March 10, 2008.

Liquidity and Capital Resources

Working capital as at December 31, 2007 was $9,888 as compared to working capital  deficiency of $1,355,703 as at December 31, 2006.    This large increase in the working capital was due to the Company’s ability to close 4 rounds of private placements during  the year and the support from option and warrant holders to exercise their holdings.

The Company’s cash position increased by $101,389 as compared to a cash balance of  $nil  as  at  December  31,  2006.  The  Company  used  $2,364,489  to  fund  continuing operations  and  used  $638,276  to  fund  discontinued  operation,  and  received  cash  of   $3,104,154 from financing activities for the year ended December 31, 2007.   During the  year, the Company did not use or receive any funds from investing activities.

Capital Commitments

The Company has no commitments for property and equipment expenditures for 2007.  The Company has forecasted that any property and equipment expenditures incurred in 2008, based on future needs, will be funded from working capital and/or from operating  or capital leases.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

Outstanding Share Data

The  authorized  capital  of  the  Company  consists  of  an  unlimited  number  of  common   shares without nominal or par value and an unlimited number of preferred shares.

As  at  December  31,  2007,  the  numbers  of  issued  common  shares  are  58,720,279  as  compared  to  25,237,740  as  at  December  31,  2006.   No  preferred  shares have  been   issued.

Summary of common share activity for fiscal years ended December 31, 2007 and 2006:

	Number of
	Shares	Amount
Balance at December 31, 2006	25,237,740	2,467,602
Issuance of common shares	16,385,987	$1,640,278
Exercise of stock options	3,153,500	315,350
Exercise of warrants	2,770,848	293,585
Shares for debt settled	3,172,208	171,438
Shares for Polyran	7,999,996	600,000
Balance at December 31, 2007	58,720,279	$5,488,253

On January 4, 2007, the Company settled certain of its debt with various creditors in the  aggregate  amount  of  $171,438  by  issuing  3,172,208  common  shares  of  the  Company  ranging in price from $0.05 to $0.10 per common share.

Pursuant  to  the  First  private  placement  Agreement  dated  January  31,  2007,  the  Company issued 6,000,000 units at a price of $0.05 per unit by way of a non-brokered  private placement for total proceeds of $290,906 (net of share issuance costs of $9,094).  Each  unit  comprises  of  one  common  share  and  one  share  purchase  warrant  of  the  Company.   Each  share  warrant  entitles  the  holder  to  purchase  one  common  share  at  $0.25 until Jan 31, 2009.

Pursuant   to   the   Second   private   placement   Agreement   dated   May   25,   2007,   the  Company issued 3,000,000 units at a price of $0.10 per unit by way of a non-brokered  private  placement  for  total  proceeds  of  $289,050  (net  of  share  issuance  costs  of   $10,950).   Each unit comprises of one common share and one share purchase warrant  of the Company.  Each share warrant entitles the holder to purchase one common share  at $0.40 until May 25, 2009.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

On June 20, 2007, the Company purchased all of the issued and outstanding shares of  Polyran   Reclamation   Inc,   (“Polyran”)   pursuant   to   an   exempt   take   over   bid.  In consideration  for  the  shares  of  Polyran,  the  Company  has  issued  an  aggregate  of  7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to  the shareholders  of  Polyran.  The  acquisition  of  the  Polyran  shares  was  completed  as  an  Expedited Acquisition under the policies of the TSX Venture Exchange.

Pursuant to the Third private placement Agreement dated July 19, 2007, the Company  issued a total of 4,803,130 units at a price of $0.18 per unit by way of a non-brokered private  placement  for  total  proceeds  of  $796,669  (net  of  share  issuance  costs  of   $67,895).   This placement was completed in two separate closing dates with 3,352,853 units being closed on July 19, 2007 and 1,450,277 units being closed on August 2, 2007.  Each  unit  comprises  of  one  common  share  and  one  share  purchase  warrant  of the  Company.   Each  share  warrant  entitles  the  holder  to  purchase  one  common  share  at  $0.30  until  the  first  anniversary  of  the  closing  date  and  at  $0.40  upon the  second  anniversary from the closing date.

Pursuant  to  the  Fourth  private  placement  Agreement  dated  November  29,  2007,  the  Company issued 2,582,857 units at a price of $0.105 per unit by way of a non-brokered  private placement for total proceeds of $263,654 (net of share issuance costs of $7,546).  Each  unit  comprises  of  one  common  share  and  one  share  purchase warrant  of  the  Company.   Each  share  warrant  entitles  the  holder  to  purchase  one  common  share  at  $0.14 until November 29, 2009.

Stock Options

As  at  December  31,  2007,  there  were  5,260,000  stock  options  outstanding  with  a  weighted  average  exercise  price  of  $0.23  as  compared  to  2,580,700  stock options  outstanding with a weighted average exercise price of $0.10, at December 31, 2006.

a)	Summary of the stock option transactions are as follows:
		Number of Options	Weighted Average
			Exercise Price
	Outstanding at December 31, 2006	2,580,700		0.10
	Granted	6,550,000		0.21
	Exercised	(3,153,500)		0.10
	Cancelled	(717,200)		0.10
	Outstanding at December 31, 2007	5,260,000		$0.23

During  the  year,  a  total  of  6,550,000  options  were  granted  to  directors,  officers  and  consultants of the Company.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

On January 11, 2007, 250,000 stock options were granted to an officer and director of  the Company.  These options expire on January 11, 2012. exercisable at $0.10. These  options  vested  in  30  days.  On  the  same  day,  950,000  stock  options  were  granted  to  consultants of the Company.  These options expire on January 11, 2009, exercisable at   $0.10.   These  options  vested  in  the  following  percentages:   25%  upon  grant,  25%  on  July 11, 2007, 25% on January 11, 2008 and the final 25% on July 11, 2008.

On  February  1,  2007,  1,400,000  stock  options  were  granted  to  consultants  of  the  Company.    These  options  expire  on  February  1,  2009,  exercisable at $0.18. These  options vested in 30 days.

On March 12, 2007, 800,000 stock options were granted to directors of the Company.   These options expire on March 12, 2012, exercisable at $0.10.   On the same day, an  additional 100,000 stock options were granted to a consultant of the Company.   These   options expire on March 12, 2008, exercisable at $0.10.  Both these options vested in 30  days.

On  May  4,  2007,  50,000  stock  options  were  granted  to  a  consultant  of  the  Company.  These options expire on May 4, 2008, exercisable at $0.16.  These options vested in 30  days.

On May 19, 2007, 500,000 stock options were granted to consultants of the Company.  These options expire on May 19, 2009, exercisable at $0.14.   These options vested in  30 days.

On  July  23,  2007,  2,500,000  stock  options  were  granted  to  an  officer,  directors,  consultants and an employee of the Company.   These options expire on July 23, 2012,   exercisable at $0.325.   These options vested in the following percentages:   50% upon  grant, 25% on May 23, 2008 and the

remaining 25% on January 23, 2009.

During the year, 717,200 stock options were cancelled.

b)

The following table summarizes information about stock  options  outstanding at December 31, 2007.

		2007
	Options Outstanding		Options Exercisable
		Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price
810,000	$0.10	4.00	560,000	$0.10
1,400,000	0.18	4.10	1,400,000	0.18
550,000	0.14	4.42	500,000	0.14
2,500,000	0.325	4.50	1,250,000	0.325

POLY-PACIFIC INTERNATIONAL INC.
FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYIS
FOR THE YEAR ENDED DECEMBER 31, 2007

A summary of warrant transactions are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2006	5,595,284	0.12
Issued:	16,385,987	0.26
Exercised:	(2,770,848)	0.11
Balance at December 31, 2007	19,210,423	$0.24

Subsequent Events

On  February  19,  2008,  the  Company  granted  2,575,000  stock  options  to  directors,  officers, employees and consultants of the Company with an exercise price of $0.12 with  a five year term to expiry.   In addition, the Company announced the amendment of the  exercise price to an aggregate of 1,500,000 options originally granted on July 23, 2007  subject to shareholder approval.  The exercise price was originally set at $0.325 but now  will be re-priced to $0.12, with all other terms of the options unchanged.   The Company  further announced that effective on this date, a Director of the Company had agreed to  surrender 500,000 options originally granted to him under the Company’s Stock Option  Plan on July 23, 2007 at a price of $0.325.

On March 10, 2008, the Company announced that it had closed a non-brokered private  placement offering of 1,862,500 Units at a subscription price of $0.08 per Unit for gross proceeds of  $149,000.  Each Unit will consist of one common share in the capital of the  Company and one common share purchase warrant.  Each warrant will entitle the holder thereof to purchase one common share for a price of $0.15 for a period of twenty four  (24)  months from closing.

On March 6, 2008, the Company announced that it granted 280,000 stock options to  employees of the Company.  The options will have an exercise price of $0.10, with a two year term to expiry. These options vested immediately.

On March 10, 2008, the Company also announced that it granted 200,000 stock options  to a director and officer of the Company.  The options will have an exercise price of $0.10, with a two year term to expiry. These options vested immediately.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Instruments and Other Instruments

Fair Value

Fair value estimates are made as of a specific point in time using available information  about the financial instrument.  These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, accounts receivable, bank  indebtedness, accounts payable, accrued liabilities and debentures.  As at December 31, 2007 and 2006, there were no significant differences between the carrying amounts  of these items and their estimated fair values.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk.

Maintenance of disclosure Controls and procedures (DC&P) and Internal controls  over Financial Reporting (ICFR)

Management  is  committed  to  the  promotion  of  investor  confidence  by  ensuring  that  trading in the Company's securities takes place in an efficient, competitive and informed  market. In accordance with the continuous disclosure requirements under the securities  commission  rules  and  TSX  Venture  Exchange  policies,  the  Company  has adopted  a  Corporate  Disclosure  Policy  and  has  procedures  in  place  to  ensure  that  any  sensitive  information is identified, reviewed by management and disclosed in a timely manner to  the regulatory authorities, shareholders and the public.

However,   in   contrast   to   the   requirements   under   Multilateral   Instrument   52-109  Certification  of  Disclosure  in  Issuers'  Annual  and  Interim  Filings  (MI  52-109),  the Company   has   opted   out   under   the   rules   afforded   to   TSX   Venture   issuers   and  anagement  does  not  make  any  representations  relating  to  the  establishment and   maintenance of DC&P and ICFR, as defined in MI 52-109. In particular, management is  not making any representations relating to the establishment and maintenance of:

1.

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information  required  to  be  disclosed  by  the  issuer  in  its  annual  filings,  interim filings or other reports filed or submitted under securities legislation is recorded,  processed,   summarized   and   reported   within   the   time   periods   specified   in securities legislation; and

2.

a  process  to  provide  reasonable  assurance  regarding  the  reliability  of  financial  reporting   and   preparation   of   financial   statements   for   external   purposes in accordance with the issuer's GAAP.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

In  addition,  management  would  also  like  to  highlight  that  the  Company  has  identified  certain weaknesses in ICFR specific to the Company which are:

1.

due to the limited number of staff, it is not possible to achieve segregation of all  duties; and

2.

due   to   the   limited   number   of   staff,   the   Company   has   a   risk   of   material  misstatement related to non-routine complex accounting matters that may arise.

These weaknesses essentially arise because of the small size of the Company and its  corresponding small accounting staff. Management has attempted to mitigate the risk of material  misstatement  in  financial  reporting  related  to  segregation  of  duties  through  a  combination of extensive and detailed review by the Acting Chief Financial Officer of the  financial   reports,   the   integrity   and   reputation   of   senior   financial   and   accounting  personnel, and  the  candid  discussion  of  the  risk  with  our  external  advisors. In  spite  of  management's best efforts, there can be no assurance that these risks can be reduced  to less than a remote likelihood of a material misstatement.

Risks and uncertainties

Based  on  current  operating  budgets,  management  believes  it  has  sufficient  capital  resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near  future, in order to finance additional working capital requirements that will be necessary to  fund  internal  growth  and  increase  revenues  and/or  acquisitions  to  expand  the  business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms.  If the Company decides to raise funds  by  issuing  additional  equity  securities,  current  shareholders  will  experience  dilution. If  the Company cannot obtain sufficient funds, it may not be able to fund future operations,   increase the size of the operations, take advantage of future business opportunities or  respond to technological developments or competitive pressures and ultimately continue  in business.

The  Company  is  dependent  upon  the  continued  availability  and  commitment  of  its key  management  whose  contributions  to  immediate  and  future  operations  of  the Company  are of central importance.

The Company has experienced an operating loss for the year ended December 31, 2007  and for fiscal year 2006 and 2005.  There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE YEAR ENDED DECEMBER 31, 2007

Additional information

The  Company’s  publicly  filed  documents  are  available  on  SEDAR  at  www.sedar.com and    on    the    US    Securities    and    Exchange    Commission    (SEC)’s    website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except   for   historical   information,   “This   Management’s   Discussion   and   Analysis   of  Financial Condition and Operations” contains forward-looking statements, which may not  be   based   on   historical   fact.   Such   forward-looking   statements   involve   known   and  unknown risks, uncertainties and other factors that may cause actual results, events or  developments to be materially different from any future results, events or developments  expressed or implied by such forward-looking statements. Such factors include, among  others,  risks  associated  with  the  Company’s  lack  of  profitability,  dependence  on  key   personnel, technology advancements, additional long-term capital requirements and its  stage  of  development.  These  factors  should  be  considered  carefully  and  readers  are  cautioned not to place undue reliance on such forward-looking statements.